November 24, 2008
via Edgar
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	eResearchTechnology, Inc.
Form 10-K for fiscal year ended December 31, 2007
Filed March 7, 2008

File No. 000-29100
Ladies and Gentlemen:
Set forth below are the comments contained in your November 5, 2008 letter with respect to the above-captioned filing, together with our responses to each of those comments.
Corporate Governance Matters
1.	We note that you have not provided disclosure regarding an audit committee financial expert. In future filings please provide the disclosure required by Item 407(d)(5) of Regulation S-K.

In future filings, we will disclose that our Board of Directors has determined that we have at least one “audit committee financial expert” serving on the Audit Committee. In addition, we advise the Staff that our Board of Directors has determined that David D. Gathman and Stephen M. Scheppmann are “audit committee financial experts” as defined in Item 407 of Regulation S-K.
Executive Compensation
2.	You have not provided a quantitative discussion of all of the terms of the performance objectives to be achieved for some of your named executive officers to earn their cash incentive bonuses. The discussion on pages 13 and 14 of the Schedule 14A you filed on March 11, 2008 indicates that you used targets of Revenues, Pre-Tax Income and Bookings. In future filings please disclose the specific performance targets to be achieved for your named executive officers to earn their annual incentive awards or, as soon as practicable upon receipt of this letter, provide us with a supplemental analysis explaining why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General

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November 24, 2008

statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. We also note your discussion regarding individual performance goals to be achieved for the named executive officers to earn their cash incentive bonuses. In future filings please provide a qualitative discussion addressing the specific individual performance objectives.

We publicly disclose guidance with respect to revenues and diluted net income per share in the form of a range of anticipated results. In our future filings, we will disclose whether the revenue and applicable pre-tax or net income targets are within the range of the guidance we have provided and, if necessary, we will include appropriate guidance regarding our anticipated effective tax rate. However, we believe that, as elaborated more fully below, disclosure of the specific revenue and applicable pre-tax or net income targets and the bookings targets (collectively, the “Targets”) under our cash incentive bonus program (the “Bonus Program”) would not be material to an investor’s understanding of the compensation of our executive officers and could be misleading or confusing. Furthermore, to the extent such Targets are, or are deemed, material to an investor’s understanding of our Bonus Program and our policies or decisions with respect thereto, we believe that disclosure of such Targets would cause us competitive harm as described below.

Materiality Analysis.

We operate using a confidential internal strategic planning process. The result of this process is our confidential and internal operating plan (the “Internal Operating Plan”), which in turn drives our product and service offerings, investments in technology, acquisitions of complementary technologies and businesses, capital expenditures, employee recruitment and expense control efforts. The Targets that we use for compensation purposes are based upon the Internal Operating Plan, but we do not believe that disclosure of these specific Targets is material to an investor’s understanding of the compensation of our executive officers and could be misleading.

We believe that our overall financial model is well communicated to and understood by investors, but our Internal Operating Plan is not, and should not be, communicated to investors. As noted above, we do provide guidance with respect to our anticipated revenues and diluted net income per share. We do not believe that disclosure of the specific Targets is material to an investor’s understanding of our Bonus Program because there is a specifically limited range of Targets and of payments pursuant to the Bonus Program, which limits are expressly communicated to the stockholders in the “Compensation Discussion and Analysis” and in the compensation tables provided pursuant to Item 402(b) of Regulation S-K. As disclosed in our proxy statement, for

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November 24, 2008

2007, we set the bonus opportunities for all of our named executive officers at 50% of base salary. Each named executive officer had the potential to achieve between 50% and 150% of this opportunity, depending upon the extent to which the applicable Targets and, with respect to four of the five named executive officers, individual performance objectives were achieved or exceeded. Moreover, for 2008, we are only using the bookings Target to determine 25% of the bonus payable under the Bonus Program to one of our named executive officers, our Executive Vice President and Chief Medical Officer. The bookings Target is not being used in the calculation of the bonus payable to any of our other named executive officers, including without limitation our President and Chief Executive Officer, our Executive Vice President and Chief Financial Officer or our Chairman and Chief Scientist.

We also believe that disclosure of specific revenue and applicable pre-tax or net income Targets could be misinterpreted by the market, and could lead to confusion in the investment community. If these specific Targets are disclosed and they fall outside the range of our public guidance, investors may view these Targets as forward looking financial guidance, and this could cause significant confusion among investors as to our financial expectations or mislead investors into believing that the Targets represent our actual financial expectations, notwithstanding any guidance we may provide to the contrary. We believe this potential for confusing and misleading investors is best minimized by disclosing whether those specific Targets fall within the range of our public guidance.

We believe that our stockholders have the material information they need, without disclosure of the actual Targets but particularly when supplemented with disclosure of whether the revenue and applicable pre-tax or net income Targets are within the range of our public guidance, to understand that achievement under the Bonus Program is intended to be reasonably attainable, provided that we and our named executive officers perform as we expect, and that the amount of any such payments is limited and disclosed.

Competitive Harm Analysis.

To the extent the Targets are, or are deemed, material to the Bonus Program and our policies or decisions with respect thereto, we believe, as more fully explained herein, disclosure of such Targets would cause “competitive harm” to eRT.

As the Staff notes, Instruction 4 to Item 402(b) of Regulation S-K provides that a company need not disclose the specific qualitative or quantitative aspects of its performance objectives and goals if such disclosure would result in competitive harm to the company. Instruction 4 further provides that the standard used in determining whether disclosure would cause competitive harm is the same standard applicable to requests for confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange

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Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying upon “exemption 4” of the Freedom of Information Act (“FOIA”) and Rule 80(b)(4) thereunder.

In Gulf & Western Industries, Inc. v. United States, the Court of Appeals for the District of Columbia Circuit affirmed a district court ruling that the government was entitled to withhold certain documents from the disclosure requirements of FOIA pursuant to exemption 4. 615 F.2d 527 (D.C. Cir. 1979). The type of information courts have determined are within the scope of the exemption is broad and includes sales and profit information, such as total net sales, total costs and expenses, operating costs and gross sales.

In Gulf, the D.C. Circuit held that for information to fall within exemption 4, “the information must be (1) commercial or financial, (2) obtained from a person outside the government, and (3) privileged or confidential.” Id. at 529. The D.C. Circuit further held that “[i]n order to show the likelihood of substantial competitive harm, it is not necessary to show actual competitive harm. Actual competition and the likelihood of substantial competitive injury is all that need be shown.” Id. at 530. According to the court, information should remain confidential if it was not “of the type normally released to the public” and that “substantial competitive harm” would be caused if it were disclosed. Id.

We believe that, as elaborated more fully below, the specific Targets under our Bonus Program are exempted from disclosure under exemption 4 because they meet all three requirements referred to above. Accordingly, such information is “not of the type normally released to the public,” and “substantial competitive harm” to eRT would be caused were it to be disclosed.

As discussed above, inherent in our setting of the Targets through our Internal Operating Plan are management’s and the compensation committee’s assessment of areas of significant strategic importance for eRT, which Plan drives our product and service offerings, investments in technology, acquisitions of complementary technologies and businesses, capital expenditures, employee recruitment and expense control efforts. Public disclosure of specific Targets would provide our competitors an insight into our core strategies as these objectives relate to internally derived financial measurements and identify certain key business areas and customer relationships that we intend to pursue. We believe that disclosing these specific Targets would provide our competitors the ability to realign their priorities to compete with us and provide potential strategies that a competitor may not otherwise have identified. The inclusion of the specific Targets would further provide our competitors with the specific details against which to measure our achievement toward confidential financial and strategic goals based on our public reporting of historic results for each quarter, and possibly give insight into investments or other adjustments we may choose to make in the future. This competitive harm would be exacerbated by the fact that our primary competitors are either privately held or are small

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segments of large public companies and thus do not disclose comparable information regarding their own operations.

In addition, disclosure may provide potential customers with an unintended advantage in negotiation and pricing. The effect of this would be to place eRT at a competitive disadvantage with competitors, potentially harming future sales and existing customer relationships.

For all of these reasons, we have consistently provided our revenue and diluted net income per share guidance in the form of a range of anticipated results, and we have refrained from providing guidance regarding our anticipated bookings. We believe that disclosure of these specific Targets would provide our competitors and customers with confidential information that could be used to our detriment, subsequently harming our future financial performance.

We believe that our current disclosure, as it will be modified to disclose whether the specific revenue and applicable pre-tax or net income Targets are within the range of our publicly disclosed guidance, will continue to comply with the requirements under the rules, and will provide the detail material to an understanding of the Bonus Program, while maintaining the confidentiality of information which we believe poses a risk of substantive competitive harm as permitted under the rules and regulations of the Commission.

We confirm that pursuant to instruction 4 to Item 402(b) of Regulation S-K, we have disclosed on page 14 of the proxy statement the difficulty or likelihood of the achievement of the undisclosed Targets. In future filings, we will endeavor to continue to provide as much detail as we believe to be necessary to understand our compensation philosophy and incentive programs, including disclosing financial targets which are aligned with our public guidance, without disclosing information that poses a reasonable risk of competitive harm.

Individual Performance Objectives.

With respect to your further comments, in future filings we will provide a more qualitative discussion of the specific individual performance objectives to be achieved for named executive officers to earn any portion of their respective cash incentive bonuses. The scope of such disclosure, however, may be limited after considering the potential adverse competitive effects of disclosing particular individual performance objectives.
* * * * *
     On behalf of the Company, I hereby acknowledge that (i) the Company is responsible for the adequacy and the accuracy of the disclosure in its filings with the Commission; (ii) staff

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November 24, 2008

comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If further information or clarification with respect to the foregoing points is desired, please contact the undersigned at (215) 282-5566.

Sincerely,
/s/ Keith D. Schneck
Executive Vice President,
Chief Financial Officer and Secretary

cc:      Thomas G. Spencer, Esq., Duane Morris LLP